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                                [BROOKFIELD LOGO]

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                        BROOKFIELD PROPERTIES CORPORATION
                         RENEWAL ANNUAL INFORMATION FORM

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                                  MAY 10, 2004

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                        BROOKFIELD PROPERTIES CORPORATION

                   ANNUAL INFORMATION FORM - TABLE OF CONTENTS

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
Note Regarding Financial Information ...........................................    i
Forward-Looking Statements .....................................................    i
Corporate Structure ............................................................    1
   Name, Address and Incorporation .............................................    1
   Intercorporate Relationships ................................................    1
History ........................................................................    2
General Development of the Business ............................................    3
   Year Ended December 31, 2001 ................................................    3
   Year Ended December 31, 2002 ................................................    4
   Year Ended December 31, 2003 ................................................    5
   Recent Developments .........................................................    6
   Outlook for the Remainder of 2004 ...........................................    6
Business of Brookfield .........................................................    7
   Asset Profile ...............................................................    7
   Commercial Properties .......................................................    7
   Tenant Relationships ........................................................    8
   Tenant Installation Costs and Capital Expenditures ..........................    9
   Primary Markets .............................................................   10
   Development Properties ......................................................   12
   Services Businesses .........................................................   13
   Employees ...................................................................   13
   Company and Real Estate Industry Risks ......................................   14
Management's Discussion and Analysis ...........................................   18
Selected Financial Information .................................................   18
Dividends and Dividend Policy ..................................................   18
Description of Capital Structure ...............................................   19
   General Description of Capital Structure ....................................   19
   Ratings .....................................................................   35
Market for Securities ..........................................................   36
Directors and Officers .........................................................   38
   Directors ...................................................................   38
   Officers ....................................................................   39
   Share Ownership .............................................................   40
   Cease Trade Orders, Bankruptcies, Penalties or Sanctions ....................   40
Legal Proceedings ..............................................................   40
Interest of Management and Others in Material Transactions .....................   40
Auditors, Transfer Agent and Registrars ........................................   40
Audit Committee Information ....................................................   41
Additional Information .........................................................   42

Appendix A - Subsidiaries ......................................................   43
Appendix B - Commercial Properties By Region ...................................   44
Appendix C - Selected Consolidated Financial Information .......................   45
Appendix D - Audit Committee Charter ...........................................   47
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NOTE REGARDING FINANCIAL INFORMATION

Brookfield prepares its annual audited consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in some case, differ in certain respects from U.S. generally accepted accounting principles ("US GAAP"). For a discussion of these differences, together with a reconciliation of the Corporation's net income and shareholders' equity to US GAAP, see Note 15 of the notes to the 2003 consolidated financial statements of the Corporation. The Corporation prepares its consolidated financial statements in U.S. dollars, and unless otherwise indicated, all financial data set forth in this Annual Information Form ("AIF") have been prepared in accordance with Canadian GAAP. In this AIF, all references to "US$" are to U.S. dollars and "C$" are to Canadian dollars and all references to "$" are in U.S. dollars unless otherwise stated. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2003.

FORWARD-LOOKING STATEMENTS

The company's annual information statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended,
Section 21E of the Securities Exchange Act of 1934, as amended, and as defined under Canadian securities laws and regulations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends, and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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                               CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Brookfield Properties Corporation ("Brookfield" or the "Corporation") was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. The articles of the Corporation have been amended from time to time to change its capital structure and, to make the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996). The articles of the Corporation were restated on September 5, 2002.

The Corporation's registered office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. The Corporation operates head offices at BCE Place in Toronto and One Liberty Plaza in New York.

INTERCORPORATE RELATIONSHIPS

The principal subsidiaries of the Corporation and their respective jurisdictions of formation are set out below. All interests are 100 per cent ownership interests unless otherwise indicated.

                          [CORPORATE STRUCTURE CHART]

Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd., an Ontario corporation, which primarily owns large Class A office properties located in Toronto; (ii) a 100% equity interest in Brookfield Properties (US) Inc. a Delaware corporation that in turn owns a 99.4% interest in Brookfield Financial Properties, L.P., a New York-based Delaware limited partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan, Boston and Washington, D.C. and a 100% equity interest in Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation that owns primarily office properties in Denver and Minneapolis; (iii) an 89% equity interest (representing 54.3% of the voting securities and 100% of the non-voting securities) in BPO Properties Ltd., a Canadian corporation that owns predominantly office properties in Toronto, Calgary and Vancouver; (vi) a 100% equity interest in Brookfield FMS Ltd., an Alberta corporation which holds a 40% equity investment in Brookfield Lepage Johnson Controls, a property management company; and (v) a 100% equity interest in Brookfield Homes Holdings Ltd., a land development company. The remaining principal subsidiaries of the Corporation are listed on "Appendix A" hereto.

Unless otherwise noted or the context otherwise indicates, references to "Brookfield" and the "Corporation" are to Brookfield Properties Corporation and its consolidated subsidiaries.

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                                     HISTORY

Brookfield Properties Corporation was incorporated in the early 1920's and has been active in various facets of the real estate business since the 1960's. In 1990, a strategic decision was made to invest capital into the premier office property business in select, high-growth, supply-constrained markets in North America. This led to the acquisition of 47 million square feet of high-quality office properties and office development sites predominantly in New York, Toronto and Boston. The accumulation of these assets was completed through various corporate and property purchases since 1990, including three major portfolio acquisitions of approximately 10 million square feet respectively.

In 1990, Brookfield acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.

On November 21, 1996, Brookfield completed the acquisition of a 46% interest in Brookfield Financial Properties, L.P. ("Brookfield Financial Properties"; formerly World Financial Properties, L.P.). World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza, and 245 Park Avenue in Manhattan and 53 State Street in Boston. In April 1997, Brookfield acquired from an affiliate of the Canadian Imperial Bank of Commerce ("CIBC") and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of the Corporation. Following the acquisition, Brookfield owned a 70% interest in Brookfield Financial Properties. In June 1998, Brookfield increased its interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. ("Citibank") a 19% equity interest. The cost of the acquisition was $167 million. As partial consideration for the acquisition, Brookfield issued a $50 million 6% unsecured debenture convertible into 2,622,100 common shares of the Corporation.

On September 30, 1997, Brookfield purchased 14,582,252 common shares of BPO Properties Ltd. ("BPO Properties"; formerly Gentra) for an aggregate purchase price of $190 million. The purchase price was satisfied by payment of $127 million in cash and 4,610,773 common shares of the Corporation. On completion of the transaction, Brookfield held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, Brookfield also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing Brookfield's ownership to 45%.

On May 8, 1997, Brookfield completed an amalgamation transaction with Brookfield Homes Limited ("Brookfield Homes") in which shareholders of Brookfield Homes received one common share of the Corporation for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, the Corporation issued 784,435 additional common shares of the Corporation.

In addition to acquisitions of the Corporation's own shares, Brookfield increased its interest in its subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation ("Carma"). During 1999, Brookfield's subsidiary, BPO Properties, acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing Brookfield's equity interest to 52%. Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing Brookfield's equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, the Corporation also purchased 1,000,000 common shares of Carma. This purchase increased Brookfield's equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma's issued and outstanding common shares. In June 2000, Brookfield acquired, through BPO Properties, a western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of
3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver.

During 2000, Brookfield continued the consolidation of its subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties not already owned by Brookfield. In September 2000, Carma was privatized through the issuance of 1.9 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. Brookfield subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing its equity ownership interest in BPO Properties to 87% (47% on a voting basis).

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On October 29, 2002, the Board of Directors approved the special distribution of the Corporation's U.S. residential home building business, Brookfield Homes. As described in greater detail below, Brookfield Homes changed its name to Brookfield Homes Corporation and commenced trading on the NYSE under the symbol "BHS" on January 7, 2003.

                       GENERAL DEVELOPMENT OF THE BUSINESS

The significant events and conditions affecting Brookfield's business during the last three financial years are summarized below. A number of these events and conditions are discussed in greater detail under the heading "Business of Brookfield" in this Annual Information Form.

YEAR-ENDED DECEMBER 31, 2001

On April 26, 2000, Brookfield announced that its New York-based subsidiary, Brookfield Financial Properties, formed a strategic office property alliance with Deutsche Grundbesitz Management GmbH, a 100% indirectly owned subsidiary of Deutsche Bank AG, a multi-national financial services company. Deutsche Grundbesitz Management GmbH agreed to acquire a 49% interest in Brookfield's two landmark office properties in Boston. Upon closing on April 2, 2001, the total proceeds of the transaction were $337 million, $168 million of cash for the equity component and the assumption of $169 million of property level debt by the purchaser.

In June 2000, Brookfield acquired a development site in Midtown Manhattan at 300 Madison Avenue for $150 million. Brookfield announced in March 2001 that it had signed a 30-year lease with CIBC World Markets for 100% of the 1.2 million square foot office tower for its U.S. headquarters.

On January 31, 2001, Brookfield announced that it completed a $432 million refinancing of its 2.2 million square foot One Liberty Plaza property in Lower Manhattan. The investment-grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.75%.

On February 5, 2001, Brookfield announced that it completed a $500 million refinancing of its 245 Park Avenue property in New York. The investment-grade financing, recourse only to the property, had a term of 10 years and a fixed rate coupon of 6.65%.

On February 13, 2001, Brookfield acquired a 50% joint venture interest in the Bay-Adelaide development site in downtown Toronto for an investment of $40 million or $37 per buildable square foot. Canapen (Bay-Adelaide) Limited, a subsidiary of the CN Pension Trust Funds, holds the other 50% interest in the project. The Corporation, in addition to its 50% investment interest, is responsible for the development, leasing and ongoing management of the project. The Bay-Adelaide site consists of two blocks of land in Toronto's downtown financial core, bounded by Richmond, Bay, Adelaide and Yonge Streets. The project includes a 1,100 car below-grade parking garage, construction completed to grade including all foundation work, and plans and permits for at least a one million square foot premier office tower.

In March 2001, Brookfield completed a secondary offering of 4,610,773 million shares held by Brascan Financial Corporation ("Brascan Financial"; formerly Trilon Financial Corporation) at $17 per share.

On May 30, 2001, Brookfield acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from an affiliate of Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought the Corporation's interest in Brookfield Financial Properties to approximately 95%.

On July 23, 2001, Brookfield completed a refinancing of Fifth Avenue Place in Calgary and also sold a 50% interest in this property. A non-recourse first mortgage for $106 million was placed on the property and a 50% interest was sold to a Canadian institutional investor based on a gross value of $178 million.

In August 2001, the holder of $50 million of convertible debentures issued by the Corporation tendered its securities for conversion into 2.6 million common shares of the Corporation. Warrants to purchase 2.5 million common shares of the Corporation were also exercised in August 2001 for $25 million.

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained

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by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite facade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002. To date, approximately $216 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001, and One and Two World Financial Center were reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

On October 11, 2001, Brookfield completed the sale of Bramalea City Centre, a
1.2 million square foot regional shopping center complex in Toronto to institutional investors. This transaction, together with the sales of the Sevenoaks and West Oaks Malls in Vancouver, generated approximately $200 million in proceeds to Brookfield.

On October 19, 2001, Brookfield completed a $240 million refinancing of its 2.6 million square foot Bankers Hall property in Calgary. The non-recourse property financing has a term of 12 years and a fixed rate of 7.2%.

During 2001, Brookfield repurchased 2,402,700 of its own common shares at an average price of $17.30 per share under its normal course issuer bid.

YEAR-ENDED DECEMBER 31, 2002

On March 12, 2002, Brookfield sold an undivided 50% interest in the Exchange Tower, a 1.1 million square foot office complex in downtown Toronto, to two Canadian pension funds. This transaction generated proceeds of approximately $55 million, net of non-recourse debt on the property.

On April 24, 2002, Brookfield completed a financing of the 300 Madison Avenue project which provided refinancing of the existing $300 million mortgage and additional funds to complete the development of the property. The financing was comprised of two series of pass-through certificates: the $400 million Series 2002 A-1 certificate with an average life of 20 years and a coupon of 7.262%, and the $160 million Series 2002 A-2 certificate funded through a commercial paper conduit facility and amortized over 10 years.

On August 1, 2002 Brookfield sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately $72 million, net of non-recourse debt on the property, based on a sale price of $193 million.

On September 6, 2002, Brookfield announced that it had acquired a 51% interest in Three World Financial Center in Lower Manhattan from Lehman Brothers Holdings for $158 million. The remaining 49% interest continues to be owned by American Express. Brookfield has the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. While Brookfield has guaranteed the acquisition financing, Brookfield intends to refinance this 51% interest with non-recourse permanent financing upon securing tenants for the space.

On September 25, 2002, Brookfield announced the completion of a C$200 million Class AAA, Series F preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series F at a price of C$25.00 per share to yield 6% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The net proceeds were used to redeem C$200 million of Class AAA preference shares then outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F Preference Shares commenced trading on the TSX on September 25, 2002 under the symbol BPO.PR.F.

On October 29, 2002, the Board of Directors approved the special distribution of the Corporation's U.S. residential home building business, Brookfield Homes. Brookfield Homes changed its name to Brookfield Homes Corporation and commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. This transaction allowed Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as

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enabling shareholders to maximize the value of their interest in Brookfield's
U.S. residential home building operations by continuing as a shareholder or monetizing their investment. Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of each Brookfield share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the Corporation's common equity of $323 million, as approved by the Corporation's shareholders on December 16, 2002. The Corporation did not retain any common share ownership of Brookfield Homes, however, it retained a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10% and which was repaid in full in 2003. At December 31, 2002, total assets of Brookfield Homes included in the Corporation's assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

On December 31, 2002, Brookfield acquired a further 3.5% of its New York and Boston assets owned through Brookfield Financial Properties for $60 million. This transaction brought the Corporation's interest in Brookfield Financial Properties to approximately 98.5%.

During 2002, Brookfield repurchased 1,385,900 of its own common shares at an average price of $18.49 per share under its normal course issuer bid.

YEAR-ENDED DECEMBER 31, 2003

In March 2003, Brookfield refinanced One World Financial Center with a $300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield Properties Corporation. An additional $102 million of financing was obtained by Brookfield upon closing. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on then current rates.

In April 2003, Brookfield sold an interest in the retail and parking condominium at 100 Bloor Street West for $40 million to a foreign real estate investor. Brookfield continues to own 50% of the recently-completed 57,500 square foot premier retail and condominium project in Toronto's most upscale retail neighborhood.

In April 2003, Brookfield acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased Brookfield's equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares (the "Purchase Price Shares"). The Purchase Price Shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of Brookfield and 94,893 common shares of Brookfield Homes Corporation, subject to certain adjustments. Thereafter, the Corporation extended an offer to acquire the balance of outstanding common shares of BPO Properties not owned by Brookfield. In June 2003, Brookfield withdrew its proposal to enter into a Going Private Transaction with BPO Properties Ltd. due to the lack of support from enough minority shareholders. The Purchase Price Shares were subsequently purchased from the holder thereof for C$22,952,781.60.

On June 12, 2003, Brookfield announced the completion of a $110 million Class AAA, Series G preference share issue. Brookfield issued 4.4 million Class AAA Preference Shares, Series G at a price of $25.00 per share to yield 5.25% per annum. The Series G Preference Shares commenced trading on the TSX on June 12, 2003 under the symbol BPO.PR.U.

On September 4, 2003, the Corporation announced that it had agreed to sell a 49% interest in 245 Park Avenue, New York, New York to the New York State Teachers' Retirement Program for approximately $438 million, including approximately $195 million in cash and the assumption by the purchaser of approximately $243 million in property-level debt. The sale closed on October 3, 2003. The Corporation retains a 51% interest in the property and will continue to manage and lease the property.

On October 15, 2003, Brookfield announced the completion of a C$200 million Class AAA, Series H preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series H at a price of C$25.00 per share to yield 5.75% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series H Preference Shares commenced trading on the TSX on October 15, 2003 under the symbol BPO.PR.H.

On December 23, 2003, the Corporation announced the completion of the purchase of 1625 Eye Street, N.W. in Washington, D.C. from the Union Labor Life Insurance Company for $157.5 million.

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On December 31, 2003, Brookfield announced the completion of a C$200 million
Class AAA, Series I preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series I at a price of C$25.00 per share to yield 5.20% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series I Preference Shares commenced trading on the TSX on December 31, 2003 under the symbol BPO.PR.I.

During 2003, Brookfield acquired a further 0.9% of its New York and Boston assets owned through Brookfield Financial Properties. This brought the Corporation's interest in Brookfield Financial Properties to approximately 99.4%.

During 2003, Brookfield repurchased 5,006,700 of its own common shares at an average price of $21.10 per share under its normal course issuer bid.

RECENT DEVELOPMENTS

In December 2003, Brookfield completed the 300 Madison Avenue development at 42nd Street in midtown Manhattan. Subsequent to year-end, PricewaterhouseCoopers LLP entered into a sublease for 800,000 square feet of space from CIBC World Markets, which will occupy the balance of the building. Expected to be named the "PricewaterhouseCoopers Center," the building rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal.

Subsequent to the end of 2003, Brookfield acquired an additional 160,100 of its own common shares. This brought the total number of shares repurchased since the inception of the company's normal course issuer bid in 1999 to 10.9 million at an average of $18.41.

On March 15, 2004, Brookfield completed a transaction with Cadwalader, Wickersham & Taft LLP to occupy 460,000 square feet at One World Financial Center in New York. The leasing transaction is one of the largest in Lower Manhattan since September 11, 2001.

On March 24, 2004, Brookfield completed of the purchase of Edison Place, 701 9TH Street, N.W. in Washington, D.C. from Wachovia Development Corporation for $167.1 million, including the assumption of $151.6 million of long-term non-recourse mortgage debt.

On March 31, 2004, Brookfield refinanced Republic Plaza in Denver with a $170 million ten-year mortgage at a fixed interest rate of 5.1%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage.

On April 30, 2004, Brookfield completed a C$200 million Class AAA, Series J preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series I at a price of C$25.00 per share to yield 5.00% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series J Preference Shares commenced trading on the TSX on April 30, 2004 under the symbol BPO.PR.J.

OUTLOOK FOR THE REMAINDER OF 2004

Although Brookfield is still awaiting evidence of a sustained recovery, the Corporation is seeing signs of the beginning of a rebound in the economy. Brookfield's markets are improving slightly with absorption of sublease space and modestly declining vacancy rates. When the economy does improve, most believe that the office market will rebound in a slower fashion than the overall economy, as past cycles have shown that office markets lag in economic recovery. In keeping with this, Brookfield is planning its affairs with the expectation that its markets will continue to bounce along the bottom in 2004 with a sustained recovery kicking in during 2005.

Investor demand for well-leased, high-quality office properties remains strong, not only from foreign investors and pension funds, but also from private investors using high leverage and betting on a continuation of the current low interest rate environment. This presents opportunities and challenges for Brookfield. Brookfield's well-leased properties are more valuable, providing significant opportunities for strong capital returns when it sells partial interests. On the other hand, Brookfield is challenged by limited acquisition opportunities and strong competition that pushes prices beyond valuations that meet its investment return criteria.

Brookfield looks forward to 2004 with optimism as the economy slowly recovers but is conscious of the fact that it will not be immune to soft market conditions forever. As a result, Brookfield's top priority remains further reducing its current vacancy levels.

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                             BUSINESS OF BROOKFIELD

Brookfield owns, develops and manages premier North American office properties. In the commercial property business, Brookfield's portfolio spans 47 properties and development sites, primarily office buildings, totaling 45 million square feet of rentable area in which Brookfield has a net effective ownership interest in 35 million square feet.

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 140 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, the company owns a land development and housing operation.

Brookfield's goal is to earn a 20% total return on equity with moderate risk of capital.

ASSET PROFILE

Assets totaled $8.1 billion at December 31, 2003. The book value of assets increased during the year with the acquisition of 1625 Eye Street, N.W. in Washington D.C., the completion of construction of the 300 Madison Avenue development in Midtown Manhattan, and the impact of the higher Canadian dollar on Canadian assets, which in total more than offset the sale of a 49% interest in 245 Park Avenue in New York. The book value of the company's assets, segmented by areas of operation, are as follows:

                                                  Pro Forma
    Book Value (Millions)               2003        2002*        2002      2003    2002
    ---------------------             --------    ---------    ---------   ----    ----
OPERATING ASSETS
Commercial properties                 $  6,297    $   5,661    $   5,661    90%     86%
Development properties                     684          944          944    10%     14%
                                      --------    ---------    ---------   ---     ---
                                         6,981        6,605        6,605   100%    100%
OTHER ASSETS
Receivables and other                      717          769          769
Cash and marketable securities             399           76           76
Assets of Brookfield Homes                  --           --          879
                                      --------    ---------    ---------
                                      $  8,097    $   7,450    $   8,329
                                      --------    ---------    ---------

*Excludes Brookfield Homes which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Boston, Toronto and Calgary comprising 85% of the portfolio on a net asset value basis, as follows:

                                                             Brookfield         2003            2002
                                          Leasable Area    Owned Interest    BOOK VALUE      Book Value
       Region                            (000's Sq. Ft.)   (000's Sq. Ft.)   (MILLIONS)      (Millions)
       ------                            ---------------   ---------------   ----------      ----------
New York, New York                           11,262             9,549        $    3,531      $    3,295
Boston, Massachusetts                         2,163             1,103               333             332
Toronto, Ontario                              6,884             4,850               928             778
Calgary, Alberta                              7,454             3,391               450             380
Denver, Colorado                              3,017             2,811               372             354
Minneapolis, Minnesota                        3,008             3,008               400             393
Other                                         1,851             1,851               283             129
                                             ------            ------        ----------      ----------
Total*                                       35,639            26,563        $    6,297      $    5,661
                                             ======            ======        ==========      ==========

* Excludes developments

The consolidated carrying value of Brookfield's interest in 35.6 million square feet of rentable area is approximately $235 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

In December 2003, the company completed the purchase of 1625 Eye Street, N.W. in Washington, D.C for $157.5 million. Located two blocks from the White House, construction of this 386,000 square-foot, 12-story office building with a five-level underground parking garage was completed in April 2003.

At year-end, upon its completion, the 300 Madison Avenue development with a book value of $558 million was reclassified from development property to income-producing commercial property.

During 2003, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $467 million and $221 million of net capital. The following table details the assets sold during 2003 and proceeds from these sales:

(Millions)                                              Percentage    Gross     Net Proceeds to
Assets                                    Sale Date        Sold      Proceeds     Brookfield*
------                                   ------------   ----------   --------   ---------------
245 Park Avenue                          October 2003       49%      $    438   $           195
Other non-core properties                     Various      100%            29                26
                                         ------------      ---       --------   ---------------
                                                                          467               221
                                                                     ========   ===============

* Net of non-recourse commercial property debt

The disposition of partial interests reflects Brookfield's strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors seeking consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, share repurchases or repayment of debt.

TENANT RELATIONSHIPS

An important characteristic of Brookfield's portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an "A" credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase. The following list shows the largest tenants as of March 31, 2004 by leasable area in Brookfield's portfolio and their respective lease commitments:

                                            Primary                Year of    000's Sq.     % of           Credit
            Tenant                          Location              Expiry(1)    Ft.(2)     Sq. Ft.(2)      Rating(3)
---------------------------------    ------------------------     ---------   ---------   ----------   --------------
RATED
Merrill Lynch                        New York/Toronto                 2013       4,363     12.4%                   A+
CIBC/CIBC World Markets              New York/Toronto/Calgary         2027       1,983      5.6%                   A+
RBC Financial Group                  Five major markets            Various         976      2.8%                  AA-
Petro-Canada                         Calgary                          2013         848      2.4%                  BBB
JP Morgan Chase                      New York                         2022         802      2.3%                   A+
Imperial Oil                         Calgary                          2011         565      1.6%                  AAA
Target Corporation (Dayton Hudson
Corporation)                         Minneapolis                      2013         559      1.6%                   A+
Talisman Energy                      Calgary                          2015         446      1.3%                 BBB+
Pepco Holdings Inc.                  Washington                       2028         364      1.0%                 BBB+
Goldman Sachs                        New York                         2012         362      1.0%                   A+
Teachers Insurance Annuity
Association                          Denver                           2008         323      0.9%                  AAA
Dow Jones & Company                  New York                         2012         323      0.9%                    A
Bell West/Bell Canada                Calgary/Toronto                  2009         313      0.9%                    A
TD Canada Trust                      Toronto/Calgary                  2008         278      0.8%                   A+
Anadarko Canada Corporation          Calgary                          2011         269      0.8%                 Baa1
Lehman Brothers                      New York                         2010         267      0.8%                    A
Canadian Natural Resources           Calgary                          2011         257      0.7%                 BBB+
Bank of Nova Scotia                  New York                         2014         230      0.7%                   A+
EnCana Corporation                   Calgary                          2013         229      0.7%                   A-
Sovereign Bank/Fleet National Bank   Boston                           2008         213      0.6%                  AA-
Zurich Insurance                     New York                         2017         208      0.6%                   A+
Other investment grade               Various                       Various       3,905     11.0%       BBB- or higher
                                                                  --------    --------     ----        --------------
                                                                                18,083     51.4%
UNRATED
Cadwalader, Wickersham & Taft LLP    New York                         2024         456      1.3%                   --
Cleary, Gottlieb, Steen & Hamilton   New York                         2011         402      1.2%                   --
Goodwin Procter                      Boston                           2015         359      1.0%                   --
Wellington Management                Boston                           2011         336      1.0%                   --
National Association of Securities
Dealers (NASD)                       New York, Denver                 2021         277      0.8%                   --
Major League Baseball                New York                         2012         109      0.3%                   --
                                                                  --------    --------     ----        --------------
                                                                                20,022     57.0%
                                                                  ========    ========     ====        ==============

(1) Weighted average based on square feet

(2) Prior to considering partnership interests in partially-owned properties

(3) From Standard and Poor's, Moody's or DBRS

Brookfield's strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company's leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield's leases mature annually. The following is the breakdown of lease maturities by market with associated in-place rental rates:

                           Total Portfolio               New York/Boston             Toronto/Calgary       Denver/Minneapolis/Other
                     ----------------------------  --------------------------  --------------------------  -------------------------
                                          Net                         Net                         Net                         Net
                     000's Sq.          Rate per    000's           Rate per    000's           Rate per    000's           Rate per
  Year of Expiry        Ft.       %     Sq. Ft.-$  Sq. Ft.    %     Sq. Ft.-$  Sq. Ft.    %     Sq. Ft.-$   Sq.Ft.    %     Sq. Ft.$
-------------------  ---------  -----   ---------  -------  -----   ---------  -------  -----   ---------  -------  -----   --------
Currently available    1,845      5.9%                292     2.2%                 388    2.7%               1,165   14.8%
2004                   1,080      3.4%  $      15     227     1.7%  $      30      501    3.5%  $      12      352    4.5%  $      9
2005                   2,295      7.2%         24     615     4.6%         41    1,298    9.1%         20      382    4.9%        14
2006                   1,496      4.7%         16     491     3.7%         25      539    3.8%         13      466    5.9%        11
2007                   1,192      3.8%         17     111     0.8%         35      656    4.6%         15      425    5.4%        15
2008                   1,903      6.0%         21     615     4.6%         32      644    4.5%         18      644    8.2%        14
2009                     766      2.4%         19      89     0.7%         37      448    3.1%         20      229    2.9%        12
2010                   1,904      6.0%         23     577     4.3%         42    1,115    7.8%         14      212    2.7%        20
2011 & beyond         23,158     60.6%         22  10,408    77.4%         34    8,749   60.9%         14    4,001   50.7%        11
                      ------    -----   ---------  ------   -----   ---------  -------  -----   ---------    -----  -----   --------
                      35,639    100.0%  $      22  13,425   100.0%  $      34   14,338  100.0%  $      16    7,876  100.0%  $     11
                      ======    =====   =========  ======   =====   =========  =======  =====   =========    =====  =====   ========
Weighted average market net rent        $      24                   $      32                   $      18                   $     16
                                        =========  ======   =====   =========  =======  =====   =========    =====  =====   ========

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2003 totaled $26 million, compared with the $49 million expended in 2002 and $50 million in 2001 due to fewer lease expiries or leases being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $15 per square foot. Tenant installation costs are summarized as follows:

                    (Millions)                               2003           2002           2001
                    ----------                            ----------     ----------     ----------
COMMERCIAL PROPERTY TENANT IMPROVEMENTS
Leasing commissions                                       $        8     $        9     $       15
Tenant improvements - first generation space                      --              2             --
Tenant improvements - second generation space                     18             38             35
                                                          ----------     ----------     ----------
Total                                                     $       26     $       49     $       50
                                                          ==========     ==========     ==========

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield's core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2003, consistent with 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, represent improvements to an asset, reconfiguration of space to increase rentable area or increase current rental rates, non-revenue enhancing expenditures, and those required to maintain the service life of an asset, are summarized as follows:

                    (Millions)                               2003           2002           2001
                    ----------                            ----------     ----------     ----------
CAPITAL EXPENDITURES
Revenue enhancing                                         $        9     $       10     $        8
Non-revenue enhancing                                              7              6              6
                                                          ----------     ----------     ----------
Total                                                     $       16     $       16     $       14
                                                          ----------     ----------     ----------

PRIMARY MARKETS

The following is a brief overview of the commercial property markets in which Brookfield operates:

MANHATTAN, NEW YORK

The New York market contains the largest area of office space in North America. The greater New York area has approximately 390 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 230 million square feet; Midtown south with 65 million square feet; and Lower Manhattan with 92 million square feet. Brookfield's 245 Park Avenue and 300 Madison Avenue properties are located in Midtown, the Corporation's Penn Station development property is centrally located within the designated West Side redevelopment area in Midtown, and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.

The Midtown overall vacancy rate (including sublease space) at December 31, 2003 was 11.9%, up 0.8% from December 31, 2002. Continuing the trend witnessed throughout 2002, absorption of available lease space was negative 4 million sq. ft. for 2003. The Midtown market has a low vacancy level relative to most national markets; however, the presence of substantial blocks of "shadow" space remains a troubling sign and brings uncertainty to the market. Sublease availabilities, which dropped by 1 million sq. ft. during the year, still account for 30% of the available space in the market. Midtown overall leasing activity for 2003 was 12.7 million sq. ft. which is slightly higher than last year's 12 million sq. ft. but still well below the historical annual average of 18 million sq. ft. Notwithstanding the softening Midtown leasing market fundamentals, building sales remained strong throughout 2003 with a volume of transactions totaling over $8 billion during the year.

The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 92 million square feet of Class A, B and C space after taking into account the events of September 11, 2001 which eliminated approximately 13 million square feet of space in Lower Manhattan. The Lower Manhattan overall vacancy rate at December 31, 2003 was 13.5%, up from December 31, 2002 of 13.2%. Brookfield's Lower Manhattan portfolio is currently 97% leased to high-quality tenants with lease terms that average 11 years, and virtually no leases roll over until 2005.

In Lower Manhattan, overall absorption was negative 1.5 million square feet in 2003 compared to negative 4 million square feet in 2002. Leasing activity in Lower Manhattan for 2003 of 3.9 million sq. ft. fell short of the historical annual average of 6 million sq. ft. While 2003 was a difficult year for the Lower Manhattan market, the outlook is encouraging. Overall vacancy has remained relatively flat for the 2003 and first quarter of 2004. Leasing activity in this market has picked up slightly, due in part to government incentives being offered to companies that renew within or relocate to Lower Manhattan, as well as in part to ongoing Lower Manhattan redevelopment efforts. Construction has been completed on the temporary bridge on Vesey Street over West Street and the temporary PATH station opened which makes Lower Manhattan more accessible to commuters from New Jersey. World-renowned architect Santiago Calatrava announced his design plans for the permanent PATH station and Lower Manhattan Commuter Rail Station. With the support of the Mayor and Governor, the long-term fundamentals of the Lower Manhattan area should improve.

BOSTON, MASSACHUSETTS

The Boston downtown office market consists of 49 million square feet in nine sub-markets. The central business district ("CBD") sub-market, where Brookfield's 53 and 75 State Street properties are located, is the largest with 33 million square feet. The overall vacancy rate in Boston's financial district was 13.5% at year end 2003 compared with 10.1% at year end 2002. Sublease space in the Boston CBD represents 21% of overall vacancy. The trend of sublease space being added to the market is expected to continue throughout 2004. The Class A segment of the market ended the year with a 14.0% vacancy compared to 9.4% the year before. Class A rental rates have decreased due to pressure from the sublease market and corporate downsizing. As a result, there is a continuation of landlord concessions including free rent, assumptions of existing leases and increased tenant allowances.

Despite the increase in vacancy rates, the long-term fundamentals of the Boston market remain positive. The Boston CBD market continues to be supply constrained due to the small number of developable sites, lack of capital and the difficult permitting process. The Boston CBD is not expected to deliver any new construction after 33 Arch Street until a 2008-

2010 timeframe. Construction of 33 Arch Street is expected to be completed this year. This 600,000 sq. ft. office tower has leased approximately 50% of the space to date.

WASHINGTON, D.C.

Washington D.C. has emerged as one of the most coveted real estate investment markets in the world. The region's economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms. Despite a recession nationally, this diverse economic base has enabled the Washington area to remain relatively healthy. This economic health has resulted in a stable tenant base, especially in the downtown office market.

The overall vacancy rate in Washington, D.C. remains stable at 7.2% as of December 31, 2003 and the Washington CBD submarket held at 8.4%. In comparing the District's vacancy rate with other major metropolitan areas around the country, the District has one of the lowest overall vacancy rates.

An even balance of supply and demand has resulted in positive net absorption for fourth quarter 2003 of 220,000 square feet, pushing the year-to-date 2003 net absorption to 1,798,000 square feet. New space comprises 12% of D.C.'s 6.6 million square feet of available space. The available inventory consists of 79% direct space and 21% sublet space.

With few exceptions, many of the largest transactions in 2003 were government and law firm leases. Two of the largest leases signed were the law firms of Wilmer, Cutler & Pickering (525,000 square feet) and Dickstein, Shapiro, Morin & Oshinsky (417,029 square feet).

TORONTO, ONTARIO

Brookfield's principal Toronto office properties are located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada's largest office market and the financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2003 was 9.6% for all classes, a decrease of 1.5% over 2002. However, the Class AAA sector, in which most of Brookfield's assets compete, had a vacancy rate of 6.4% at December 31, 2003 versus a vacancy rate of 5.8% at December 31, 2002. Supply of new projects has remained low and space available has declined from mid-2003 which should contribute to stabilizing the vacancy rate. In the near term, rental rates will remain under pressure until demand increases; however, any significant consolidation in the financial services sector may negatively impact this outlook.

CALGARY, ALBERTA

The downtown Calgary market is largely still driven by the oil and natural gas industries; however, the economy is diversifying, with Calgary boasting the second highest number of head offices in Canada, outranked only by Toronto. Brookfield's office properties, located centrally in downtown Calgary, account for over 6.5 million square feet of a total downtown office market inventory of over 31 million square feet.

Vacancy in the in Class "AA" and "A" markets as of the end of the fourth quarter 2003 was 1.9 million square feet or 9.9%. Availability of contiguous floors remains low in Class "AA" premises. Total vacancy in the downtown core across all classes stands at 11.65%, down 2.4% from the beginning of the year.

Strong commodity prices throughout 2003 resulted in a record number of wells drilled in the Western Canadian Basin during the year. This activity is a 37% increase over 2002 and well above historic averages. This record activity within the oil patch has resulted in increased leasing activity and absorption. Over the year, the number of sublet options for tenants requiring less than 5,000 square feet fell by 46%, a strong indication of widespread growth in the oil and gas sector.

DENVER, COLORADO

The CBD office market in Denver has an inventory of approximately 23 million square feet. The telecommunications and high-tech industries continue to negatively impact job growth and office demand, and it is apparent that this fallout has also affected industries that service these sectors. As a result, the overall metro area vacancy rate in Denver is at the highest it has been in a decade. The overall vacancy rate in the Denver CBD increased to 20.9% at year end 2003, compared with 20.1% at year end 2002.

As a result of increased vacancy, average rental rates have continued to fall in all classes since the end of 2002. This has resulted in large concession packages to be considered the norm including tenant allowances in downtown submarkets and tenant improvement on a turn-key basis. However, in order to simulate economic growth, the Denver City Council is considering "fast-tracking" several projects to spur economic growth, including the expansion of the Denver Art Museum, currently scheduled for completion in 2006, extension of the light rail to additional cities and redevelopment of the Gates Rubber Factory at Broadway and I-25 into a mixed use project.

MINNEAPOLIS, MINNESOTA

Minneapolis is a diverse market distinguished by its large population of company head offices, including 3M and Target. Brookfield's properties, totaling over three million square feet, are well-positioned at the center of the financial and retail district in downtown Minneapolis and are all connected to the city's above-ground, enclosed walkway system and its pedestrian malls.

The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office space availability of 17.9%, up from 16.7%, at December 31, 2002. The increase in vacancy rates is a result of increased sublease space on the market, consolidations, downsizing and lack of demand which brings overall vacancy up to 20.0%. Unemployment in the Twin Cities has held fairly steady at 4.6%, significantly less than the national rate, and slightly over the 4.3% level from one year ago. Over 14,300 skilled jobs have been lost in 2003. Consolidations, downsizing, the soft economy, unemployment and lack of demand continue to burden the Twin Cities. As such, existing tenants are continuing to aggressively seek early renewals with rent rollbacks, lower net rents and greater expansion, contraction and termination options.

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company's land development business and to be sold to builders for residential resale. The total book value of this development land and infrastructure was $684 million at December 31, 2003, a reduction of $260 million from $944 million in 2002. The majority of the decrease is due to the reclassification of the company's 300 Madison Avenue project as a commercial property in the fourth quarter of 2003 upon its substantial completion. The aggregate book value of Brookfield's residential land under development is $335 million. The details of the development property portfolio are as follows:

                                                         Buildable
                  (Millions)                              Sq. Ft.      2003        2002      Change
                  ----------                             ---------   --------   ---------  ---------
COMMERCIAL DEVELOPMENTS AND INFRASTRUCTURE
Three World Financial Center                             1,200,000   $    212   $     170  $      42
Bay-Adelaide Centre                                      1,800,000         90          72         18
Hudson's Bay Centre                                      1,092,000         26          20          6
300 Madison Avenue                                              --         --         437       (437)
Other
    Penn Station                                         2,500,000
    BCE Place, III                                         800,000
    Republic Plaza                                         400,000
                                                         3,700,000         21          21         --
                                                         ---------   --------   ---------  ---------
                                                         7,792,000*       349         720       (371)
RESIDENTIAL DEVELOPMENT LAND AND INFRASTRUCTURE
Under development                                                         210         112         98
Held for development                                                      125         112         13
                                                                     --------   ---------  ---------
Total                                                                $    684   $     944  $    (260)
                                                                     ========   =========  =========

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately 8 million square feet of high-quality, centrally-located development properties in New York and Toronto, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, Brookfield acquired 1.2 million square feet of space in the
2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant is secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

In addition to Three World Financial Center in New York and the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities.

The status of each development project is as follows:

                                          Location              Ownership    Sq. Ft.                    Status
                              --------------------------------  ---------   ---------     ----------------------------------
NEW YORK
Three World Financial Center  200 Vesey Street at West Street      100%     1,200,000     - Under redevelopment
Penn Station                  West 31st Street at Ninth Avenue     100%     2,500,000     - Being zoned for potentially 2.5
                                                                                            million square feet of office
TORONTO

Bay-Adelaide Centre           Bay and Adelaide Streets              50%     1,000,000     - Office tower planning
                                                                              800,000     - Sale or joint venture for
                                                                                            residential project
BCE Place III                 Third tower of current                65%       800,000     - Planning
                                BCE Place project

Hudson's Bay Centre           Yonge and Bloor Streets               25%     1,092,000     - Office and retail projects under
                                                                                            redevelopment
DENVER

Republic Plaza                Downtown Denver                      100%       400,000     - Planning
                                                                            ---------
                                                                            7,792,000*
                                                                            ---------

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield's land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2003 was $335 million, compared with $224 million at the end of 2002.

SERVICE BUSINESSES

BROOKFIELD LEPAGE FACILITIES MANAGEMENT

Brookfield owns 40% of the largest facilities management operation in Canada in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the outsourcing of facilities worldwide. During 2003, new contracts included the management of 20 million square feet of premises for British Columbia Buildings Corporation.

BROOKFIELD RESIDENTIAL MANAGEMENT SERVICES

Brookfield owns 100% of one of the premier condominium and apartment management operations in Toronto, Canada, and provides upscale management services to its approximately 35,000 residential units.

EMPLOYEES

As of December 31, 2003, Brookfield's ongoing businesses had approximately 1400 employees.

COMPANY AND REAL ESTATE INDUSTRY RISKS

Brookfield's strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following challenges and risk factors should be considered in addition to the other information contained in this annual report.

BROOKFIELD'S ECONOMIC PERFORMANCE AND THE VALUE OF ITS REAL ESTATE ASSETS ARE SUBJECT TO THE RISKS INCIDENTAL TO THE OWNERSHIP AND OPERATION OF REAL ESTATE PROPERTIES.

Brookfield's economic performance, the value of its real estate assets and, therefore, the value of shareholders' investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where Brookfield's properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and Brookfield's ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of Brookfield's tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of Brookfield's properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses.

BROOKFIELD IS DEPENDENT UPON THE ECONOMIC CLIMATES OF ITS PRIMARY MARKETS -NEW YORK, BOSTON, WASHINGTON, D.C., TORONTO, CALGARY, AND ITS SECONDARY MARKETS--DENVER AND MINNEAPOLIS.

Substantially all of Brookfield's revenues are derived from properties located in its primary markets -New York, Boston, Washington, D.C., Toronto, Calgary, and its secondary markets--Denver and Minneapolis. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in further reduced demand for office space. Because Brookfield's portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space in turn could adversely affect Brookfield's results from operations. Additionally, there are submarkets within Brookfield's primary and secondary markets that are dependent upon a limited number of industries and a significant downturn in one or more of these industries could also adversely affect Brookfield's results from operations.

BECAUSE REAL ESTATE INVESTMENTS ARE ILLIQUID, BROOKFIELD MAY NOT BE ABLE TO SELL PROPERTIES WHEN APPROPRIATE.

Large and high quality office properties like the ones that Brookfield owns can be hard to sell, especially if local market conditions are poor. Such illiquidity will tend to limit Brookfield's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity. These restrictions reduce Brookfield's ability to respond to changes in the performance of its investments and could adversely affect its financial condition and results of operations.

BROOKFIELD FACES RISKS ASSOCIATED WITH THE USE OF DEBT TO FINANCE ITS BUSINESS, INCLUDING REFINANCING RISK.

Brookfield incurs debt in the ordinary course of its business and therefore is subject to the risks normally associated with debt financing. These risks, including the following, may adversely affect Brookfield's financial condition and results of operations: Brookfield's cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave Brookfield with insufficient cash resources to pay operating expenses; Brookfield may not be able to refinance indebtedness on Brookfield's properties at maturity due to company and market factors including: the estimated cash flow of its properties; the value of Brookfield's properties; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond its control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

If Brookfield is unable to refinance its indebtedness on acceptable terms, or at all, it may need to dispose of one or more of its properties upon disadvantageous terms; prevailing interest rates or other factors at the time of refinancing could increase Brookfield's interest expense; and if Brookfield mortgages property to secure payment of indebtedness and is unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of Brookfield's rents and leases. This may adversely affect Brookfield's ability to make distributions or payments to its investors.

IF BROOKFIELD IS UNABLE TO MANAGE ITS INTEREST RATE RISK EFFECTIVELY, ITS CASH FLOWS AND OPERATING RESULTS MAY SUFFER.

Advances under unsecured credit facilities and certain property-level mortgage debt will bear interest at a variable rate. Approximately 20% of Brookfield's total outstanding indebtedness of $4.6 billion at December 31, 2003 was variable rate indebtedness. Brookfield may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in interest rates above that which Brookfield anticipated based upon historical trends could adversely affect its cash flow.

BROOKFIELD HAS NO CORPORATE LIMITATION ON THE AMOUNT OF DEBT IT CAN INCUR.

Brookfield's management and board of directors have discretion under its certificate of incorporation and bylaws to increase the amount of its outstanding debt. Brookfield's decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. Brookfield could become more highly leveraged, resulting in increased debt service costs that could adversely affect its cash flows and operating results.

BROOKFIELD'S INABILITY TO ENTER INTO RENEWAL OR NEW LEASES ON FAVORABLE TERMS FOR ALL OR A SUBSTANTIAL PORTION OF SPACE THAT IS SUBJECT TO EXPIRING LEASES WOULD ADVERSELY AFFECT ITS CASH FLOWS AND OPERATING RESULTS.

Brookfield's income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in Brookfield's portfolio over the next five years average approximately 5% annually.

Brookfield is dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants.

BROOKFIELD FACES POTENTIAL ADVERSE EFFECTS FROM TENANT DEFAULTS, BANKRUPTCIES OR INSOLVENCIES.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant's inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, Brookfield may experience delays and incur costs in enforcing its rights as landlord and protecting its investments. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws.

Brookfield cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with Brookfield. In such a case, Brookfield's claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes Brookfield under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect Brookfield's cash flows and operating results. Although Brookfield has not experienced material losses from tenant bankruptcies, Brookfield cannot assure its shareholders that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.

RELIANCE ON MAJOR TENANTS COULD ADVERSELY AFFECT BROOKFIELD'S RESULTS OF OPERATIONS.

As of December 31, 2003, the five largest tenants, based on percentage of square feet leased, accounted for approximately 25% of Brookfield's total leaseable space and no one tenant (other than Merrill Lynch, which is rated Aa3 by Moody's and A+ by Standard & Poor's and accounted for approximately 12.2% of Brookfield's leaseable space) accounted for more than 6.0% of that total. Brookfield's business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

BROOKFIELD'S COMPETITORS MAY ADVERSELY AFFECT ITS ABILITY TO LEASE ITS PROPERTIES, WHICH MAY CAUSE ITS CASH FLOWS AND OPERATING RESULTS TO SUFFER.

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield's strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield's competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than Brookfield's properties, which may result in their owners being willing to make space available at lower prices than the space in Brookfield's properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on Brookfield's ability to lease its properties and on the rents that it may charge or concessions that it must grant. If Brookfield's competitors adversely impact its ability to lease its properties, Brookfield's cash flows and operating results may suffer.

BROOKFIELD'S INSURANCE MAY NOT COVER SOME POTENTIAL LOSSES OR MAY NOT BE OBTAINABLE AT COMMERCIALLY REASONABLE RATES, WHICH COULD ADVERSELY AFFECT BROOKFIELD'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. Brookfield believes all of its properties are adequately insured. The property insurance that Brookfield maintains is on an "all risk" basis, which until October 2001 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their "all risk" policies. As a result, Brookfield's "all risk" insurance coverage currently contains specific exclusions for losses attributable to acts of terrorism but includes coverage for "certified acts of terrorism" as defined by the U.S. federal Terrorism Risk Insurance Act ("TRIA") which was enacted in November 2002. To provide coverage for acts of terrorism other than those "certified" under TRIA, Brookfield has purchased stand-alone terrorism insurance on a portfolio-wide basis with annual aggregate limits of $500 million. Brookfield considers this amount to be commercially reasonable, considering the availability and cost of such coverage. Brookfield will continue to monitor the state of the insurance market, to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

IMPACT OF TERRORISM MAY CONTINUE TO HAVE A NEGATIVE IMPACT ON BROOKFIELD'S RESULTS OF OPERATIONS.

The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse affect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise Brookfield's primary and secondary markets. Brookfield's portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of Brookfield's properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse affect on Brookfield's ability to lease office space in its portfolio. Furthermore, the implementation of increased security measures at Brookfield's properties increases property costs, which Brookfield may not be able to fully pass on to tenants. Each of these factors could have an adverse impact on Brookfield's operating results and cash flow.

BROOKFIELD DOES NOT HAVE SOLE CONTROL OVER THE PROPERTIES THAT IT HOLDS WITH CO-VENTURERS, PARTNERS OR CO-TENANTS OR OVER THE REVENUES AND CERTAIN DECISIONS ASSOCIATED WITH THOSE PROPERTIES, WHICH MAY LIMIT BROOKFIELD'S FLEXIBILITY WITH RESPECT TO THESE INVESTMENTS.

Brookfield participates in 15 joint ventures, partnerships and co-tenancies. The properties that Brookfield owns through joint ventures, partnerships and co-tenancies total approximately 10 million square feet, with its ownership interest totaling approximately 35 million square feet. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that Brookfield's partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, Brookfield's partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with Brookfield's business interests or goals. In addition, Brookfield does not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to Brookfield; and capital improvements.

In some instances, although Brookfield is the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or Brookfield's leasing plan. In addition, the sale or transfer of interests in some of Brookfield's joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when Brookfield may not want to sell but may be forced to do so because Brookfield may not have the financial resources at that time to purchase the other party's interest. Such rights may also inhibit Brookfield's ability to sell its interest in a property or a joint venture or partnership within its desired time frame or on any other desired basis.

BROOKFIELD FACES RISKS ASSOCIATED WITH PROPERTY ACQUISITIONS.

Assuming Brookfield is able to obtain capital on commercially reasonable terms, and that market conditions warrant it, Brookfield may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent Brookfield from acquiring a desired property. Brookfield may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. Brookfield may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into Brookfield's existing operations. Brookfield may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse affect on Brookfield's results of operations and financial condition.

BROOKFIELD IS SUBJECT TO POSSIBLE ENVIRONMENTAL LIABILITIES AND OTHER POSSIBLE LIABILITIES.

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield's ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on its business, financial condition or results of operation.

The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Noncompliance could result in imposition of fines by the federal government or the award of damages to private litigants. If, pursuant to the Americans with Disabilities Act or the applicable Canadian codes, Brookfield is required to make substantial alterations and capital expenditures in one or more of its properties, including the removal of access barriers, it could adversely affect its financial condition and results of operations

Brookfield may also incur significant costs complying with other regulations. Brookfield's properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If Brookfield fails to comply with these requirements, Brookfield could incur fines or private damage awards. Brookfield believes that its properties are currently in material compliance with all of these regulatory requirements. However, Brookfield does not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect its cash flow and results from operations.

THE EXPIRATION OF LONG-TERM GROUND LEASES COULD ADVERSELY AFFECT BROOKFIELD'S RESULTS OF OPERATIONS.

Five of Brookfield's major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements will revert to the owner of the land upon the expiration of the lease term. Four properties in New York are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth ground lease is on the land under 53 State Street in Boston. This ground lease expires in 2039. The company has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

THE IMPACT OF FOREIGN EXCHANGE FLUCTUATIONS MAY HAVE A NEGATIVE IMPACT ON BROOKFIELD'S FUTURE REVENUES AND NET INCOME.

The Company's financial results will be affected by fluctuations in the U.S. dollar and the foreign currency markets as a majority of Brookfield's revenue and net income is expected to be denominated in U.S. currency. Consequently, due to the substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon its future revenue and net income. As of the date of this Annual Information Form, the Company has entered into certain transactions to hedge against gains or losses from foreign exchange fluctuations. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

Reference is made to the section entitled "Management's Discussion & Analysis" set out at pages 17 to 36 of Brookfield's 2003 Annual Report, which is specifically incorporated by reference in this Annual Information Form.

                         SELECTED FINANCIAL INFORMATION

Brookfield's selected financial information is included in "Appendix C" to this Circular.

                          DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on Brookfield's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend policy. In early 2001, Brookfield changed its policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada will receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the Board of Directors announced a 50% increase in the Corporation's common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is the intention of the Corporation to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cashflow.

On April 28, 2004, Brookfield's Board of Directors declared a quarterly dividend payment of $0.15 per share on the issued and outstanding common shares of the Corporation, to be paid on June 30, 2004 to shareholders of record at the close of business on June 1, 2004.

Brookfield continues to pay dividends on its common shares quarterly. A complete record of dividends paid on the common shares for the past three years is as follows:

                                                              2003             2002             2001
                                                          ------------     ------------     ------------
Per common share                                          $       0.50     $       0.40     $       0.33

Total                                                     $ 79,060,263     $ 64,002,946     $ 53,030,000
                                                          ------------     ------------     ------------

Brookfield continues to pay dividends on its Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of preference shares for the past three years is as follows:

(US$, except share information)
     Authorized                   Outstanding                                           2003         2002          2001
-------------------        -------------------------                                ------------  -----------  ------------
6,312,000                         6,312,000            Class A redeemable voting   $    845,343  $   753,727  $    763,514
2,000,000                         2,000,000            Class AA Series E              1,171,671      926,459     1,420,464
3,000,000                                --            Class AAA Series A                    --    3,884,151     4,354,839
3,000,000                                --            Class AAA Series B                    --    3,884,151     4,354,839
6,000,000                                --            Class AAA Series C and D       3,530,333    7,397,260     7,741,935
8,000,000                         8,000,000            Class AAA Series F             8,571,429    2,031,082
6,000,000                         4,400,000            Class AAA Series G             3,184,170           --            --
8,000,000                         8,000,000            Class AAA Series H             1,732,857           --            --
8,000,000                         8,000,000            Class AAA Series I                    --           --            --
                                                                                   ------------  -----------  ------------
                                                                                   $ 19,035,803  $18,876,830  $ 18,635,591
                                                                                   ============  ===========  ============

                        DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the Common Shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of the Corporation, which are available on the Corporation's Web site, www.brookfieldproperties.com.

There are currently three authorized classes of preference shares of the Corporation, as follows:

      Class A Preference Shares -- 6,312,000 authorized

2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and

4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.

      Class AA Preference Shares -- 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)

2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

      Class AAA Preference Shares-- unlimited authorized

12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;

6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding; and

8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding.

8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C and D, or Class AAA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of Common Shares authorized, of which 155,935,105 Common Shares were issued and outstanding as of May 10, 2004.

CLASS A PREFERENCE SHARES

PROVISIONS OF CLASS A PREFERENCE SHARES

      Issuance in Series

The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.

      Dividends

The holders of Class A preference shares are entitled to receive, as and when declared by the directors of the Corporation, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends shall be paid in priority to dividends on any other shares of the Corporation and no dividends shall be declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart.

      Redemption

The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by the Corporation at least 30 days before the date specified for redemption.

      Repurchase

The Corporation may at any time and from time to time purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$2.50 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares will be entitled to receive an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders will not be entitled to share any further in the distribution of the property or assets of the Corporation.

      Voting

The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders' meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

SPECIFIC PROVISIONS OF CLASS A PREFERENCE SHARES, SERIES A

      Dividends

The holders of Class A preference shares, Series A are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

SPECIFIC PROVISIONS OF CLASS A PREFERENCE SHARES, SERIES B

      Dividends

The holders of Class A preference shares, Series B are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

CLASS AA PREFERENCE SHARES

PROVISIONS OF CLASS AA PREFERENCE SHARES

      Issuance in Series

The Class AA preference shares may be issued at any time or from time to time in one or more series. The board of directors of the Corporation will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.

      Priority

The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.

      Redemption

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, the Corporation may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by the Corporation at least 30 days before the date specified for redemption.

      Repurchase

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, the Corporation may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares shall, subject to the terms of the Class A preference shares, be entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder will not be entitled to share any further in the distribution of the property and assets of the Corporation.

      Dividends

The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of the Corporation, fixed cumulative preferential cash dividends.

      Voting

Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of the Corporation, unless and until the Corporation from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and are entitled to one vote for every Class AA preference share held.

SPECIFIC PROVISIONS OF THE CLASS AA PREFERENCE SHARES, SERIES E

      Dividends

Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the "Class AA, Series E Shares") are each entitled to receive, as and when declared by the directors of the Corporation, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the "Average Prime Rate" (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of the Corporation.

      Redemption

The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by the Corporation not less than 30 days and not more than 60 days before the date specified for redemption.

      Purchase for Cancellation

The Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares will be entitled to receive an amount equal to C$$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of the Corporation distributed to the holders of any other shares of the Corporation ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Voting

Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of the Corporation.

CLASS AAA PREFERENCE SHARES

PROVISIONS OF CLASS AAA PREFERENCE SHARES

      Issuance in Series

The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.

      Priority

The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.

      Voting

Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

      Approval

The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.

SPECIFIC PROVISIONS OF CLASS AAA PREFERENCE SHARES, SERIES E

The Class AAA Preference Shares, Series E (the "Class AAA, Series E Shares") are accounted for by the Corporation as debt, in accordance with Canadian generally accepted accounting principles.

      Dividends

The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of the Corporation, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the "Average Prime Rate" (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

Subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series E Shares, the Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by the Corporation at least 30 days before the date specified for redemption.

      Retraction

Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to the Corporation at least 10 days prior to the date specified for retraction.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Amendment

The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.

SPECIFIC PROVISIONS OF THE CLASS AAA PREFERENCE SHARES, SERIES F

      Dividends

The holders of the Class AAA Preference Shares, Series F (the "Class AAA, Series F Shares") are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series F -- Restriction on Dividends and Retirement and Issue of Shares", the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

      Conversion at the Option of the Corporation

The Class AAA, Series F Shares are not convertible at the option of the Corporation prior to September 30, 2009. On and after this date, the Corporation may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the "Current Market Price"). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof the Corporation will make cash payments.

      Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof the Corporation will make cash payments.

Subject to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series F -- Restrictions on Dividends and Retirement and Issue of Shares" as applicable, the Corporation may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

      Purchase for Cancellation

Subject to applicable law and the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series F -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series F Shares are outstanding, the Corporation will not, without the approval of the holders of the Class AAA, Series F Shares:

            (i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of the Corporation ranking as to dividends junior to the Class AAA, Series F Shares;

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class AAA, Series F Shares;

redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of the Corporation ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

      Amendment

The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.

      Voting

The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.

SPECIFIC PROVISIONS OF THE CLASS AAA PREFERENCE SHARES, SERIES G

      Dividends

The holders of the Class AAA Preference Shares, Series G (the "Class AAA, Series G Shares") are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series G -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

      Conversion at the Option of the Corporation

The Class AAA, Series G Shares are not convertible at the option of the Corporation prior to June 30, 2011. On or after this date, the Corporation may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange ("the "NYSE") (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the "Current Market Price"). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof the Corporation will make cash payments.

      Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof the Corporation will make cash payments.

Subject to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series G -- Restrictions on Dividends and Retirement and Issue of Shares" as applicable, the Corporation may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

      Purchase for Cancellation

Subject to applicable law and the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series G -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series G Shares are outstanding, the Corporation will not, without the approval of the holders of the Class AAA, Series G Shares:

            (i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of the Corporation ranking as to dividends junior to the Class AAA, Series G Shares;

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class AAA, Series G Shares;

redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of the Corporation ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

      Amendment

The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.

      Voting

The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.

SPECIFIC PROVISIONS OF THE CLASS AAA PREFERENCE SHARES, SERIES H

      Dividends

The holders of the Class AAA Preference Shares, Series H (the "Class AAA, Series H Shares") are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series H -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

      Conversion at the Option of the Corporation

The Class AAA, Series H Shares are not convertible at the option of the Corporation prior to December 31, 2011. On or after this date, the Corporation may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the "Current Market Price"). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof the Corporation will make cash payments.

      Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and

December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof the Corporation will make cash payments.

Subject to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series H -- Restrictions on Dividends and Retirement and Issue of Shares" as applicable, the Corporation may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

      Purchase for Cancellation

Subject to applicable law and the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series H -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series H Shares are outstanding, the Corporation will not, without the approval of the holders of the Class AAA, Series H Shares:

            (i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of the Corporation ranking as to dividends junior to the Class AAA, Series H Shares;

            (ii) except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class AAA, Series H Shares;

            (iii) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

            (iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

            (v) issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of the Corporation ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

      Amendment

The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.

      Voting

The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.

SPECIFIC PROVISIONS OF THE CLASS AAA PREFERENCE SHARES, SERIES I

      Dividends

The holders of the Class AAA Preference Shares, Series I (the "Class AAA, Series I Shares") are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series I -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

      Conversion at the Option of the Corporation

The Class AAA, Series I Shares are not convertible at the option of the Corporation prior to December 31, 2008. On or after this date, the Corporation may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the "Current Market Price"). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof the Corporation will make cash payments.

      Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof the Corporation will make cash payments.

Subject to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series I -- Restrictions on Dividends and Retirement and Issue of Shares" as applicable, the Corporation may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

      Purchase for Cancellation

Subject to applicable law and the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series I -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series I Shares are outstanding, the Corporation will not, without the approval of the holders of the Class AAA, Series I Shares:

            (i) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of the Corporation ranking as to dividends junior to the Class AAA, Series I Shares;

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class AAA, Series I Shares;

redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of the Corporation ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

      Amendment

The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.

      Voting

The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.

SPECIFIC PROVISIONS OF THE CLASS AAA PREFERENCE SHARES, SERIES J

      Dividends

      The holders of the Class AAA Preference Shares, Series J (the "Class AAA, Series J Shares") are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation), payable quarterly on the last day of March, June, September and December in each year.

      Redemption

      The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of the Corporation ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series J -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

      Conversion at the Option of the Corporation

      The Class AAA, Series J Shares are not convertible at the option of the Corporation prior to June 30, 2010. On or after this date, the Corporation may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the "Current Market Price"). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof the Corporation will make cash payments.

      Conversion at the Option of the Holder

      Subject to applicable law and the rights of the Corporation described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof the Corporation will make cash payments.

      Subject to the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series J -- Restrictions on Dividends and Retirement and Issue of Shares" as applicable, the Corporation may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

      Purchase for Cancellation

      Subject to applicable law and the provisions described under "Specific Provisions of the Class AAA Preference Shares, Series J -- Restrictions on Dividends and Retirement and Issue of Shares", the Corporation may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

      Liquidation, Dissolution and Winding Up

      In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of the Corporation.

      Restriction on Dividends and Retirement and Issue of Shares

      So long as any of the Class AAA, Series J Shares are outstanding, the Corporation will not, without the approval of the holders of the Class AAA, Series J Shares:

      (a) declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of the Corporation ranking as to dividends junior to the Class AAA, Series J Shares;

      (b) except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class AAA, Series J Shares;

      (c) redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

      (d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

      (e) issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of the Corporation ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

      Amendment

      The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.

      Voting

      The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of the Corporation's shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.

COMMON SHARES

PROVISIONS OF COMMON SHARES

      Dividends

The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of the Corporation.

      Voting

The holders of the Common Shares are entitled to receive notice of and to attend all shareholders' meetings and for all purposes will be entitled to one vote for each Common Share held.

      Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of the Corporation.

                                     RATINGS

Brookfield is currently rated by two agencies. The following table shows the ratings issued by the rating agencies noted therein as of December 31, 2003 and as of the date of this information statement were as follows:

                                                              Dominion Bond
                           Standard & Poor's ("S&P")   Rating Service Inc. ("DBRS")
                           -------------------------   ----------------------------
Corporate rating                     BBB                         BBB(high)
                           -------------------------   ----------------------------
Preferred shares                  P-3(high)                     Pfd-3(high)
                           -------------------------   ----------------------------

S&P's corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligor rated "BBB" has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P's Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a
(high), (mid) or (low) modifier to show relative standing within the major rating categories.

DBRS' corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligor rated "BBB" is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

DBRS' preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated "Pfd-3" is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

NOTE REGARDING CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Corporation's outstanding securities by S&P and DBRS, as applicable, are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

                              MARKET FOR SECURITIES

The common shares of Brookfield are listed on the New York and Toronto Stock Exchanges under the symbol "BPO." Brookfield's Class A Preferred Shares, Series A and B, and Class AA Preferred Shares, Series E are not listed on an exchange. Brookfield's Class AAA Preferred Shares are listed on the Toronto Stock Exchange under the symbols "BPO.PR.F", "BPO.PR.U", "BPO.PR.H", "BPO.PR.I" and "BPO.PR.J"

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation's common shares as reported by the TSX(1) and NYSE(2) from January 2003:

                                        TSX                                        NYSE
                      --------------------------------------       -----------------------------------
                            PRICE(C$)                                  PRICE (US$)
                      -------------------
  MONTH               HIGH           LOW           VOLUME           HIGH         LOW          VOLUME
----------            -----         -----         ---------        -----        -----        ---------
January               30.19         26.40         2,385,490        19.19        17.90        3,888,200
February              28.90         27.10         3,270,699        19.08        18.16        2,135,200
March                 29.74         26.90         2,351,970        19.70        18.23        1,972,700
April                 30.60         28.80         3,956,678        20.89        19.55        2,434,000
May                   30.47         28.97         2,371,263        22.20        20.29        2,052,600
June                  30.32         28.70         2,265,751        22.44        21.15        1,730,100
July                  32.00         29.21         2,544,015        22.76        21.14        2,547,100
August                32.98         31.20         1,522,341        23.48        22.45        1,794,100
September             33.00         31.60         1,635,913        24.24        23.25        1,984,100
October               35.00         31.80         1,481,208        26.22        23.56        1,771,000
November              35.68         34.00         1,124,225        26.97        25.56        1,431,500
December              37.56         34.65         1,967,751        29.03        26.70        1,698,700

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation's Class AAA Preferred Shares, Series F (BPO.PR.F) as reported by the TSX from January 2003:

                                               PRICE (C$)
                                     ------------------------------
        MONTH                          HIGH                  LOW                         VOLUME
----------------------               ---------             --------                   ------------
January                                25.00                24.40                       217,610
February                               24.90                24.32                       442,148
March                                  24.80                24.20                       126,227
April                                  24.75                24.30                       607,515
May                                    25.50                23.95                     1,222,817
June                                   25.12                24.80                       573,510
July                                   25.90                24.83                       346,871
August                                 26.20                25.25                       873,912
September                              26.75                25.41                     1,053,604
October                                26.23                25.25                       764,490
November                               26.20                25.75                       452,934
December                               27.00                26.08                       914,686

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation's Class AAA Preferred Shares, Series G (BPO.PR.U) as reported by the TSX from the date of listing on June 12, 2003:

                                                PRICE($)
                                      ---------------------------
  MONTH                                HIGH                  LOW                         VOLUME
----------                            -----                 -----                        -------
June                                  25.15                 24.50                        532,961
July                                  25.05                 24.80                        137,261
August                                25.26                 24.45                         71,230
September                             25.71                 24.90                         82,815
October                               25.10                 24.70                        125,554
November                              25.10                 24.86                         74,204
December                              25.95                 24.80                        104,600

-----------------
(1) Source, Bloomberg

(2) Source, NYSEnet

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation's Class AAA Preferred Shares, Series H (BPO.PR.H) as reported by the TSX from the date of listing on October 15, 2003:

                                              PRICE (C$)
                                     --------------------------
  MONTH                               HIGH                LOW                 VOLUME
----------                           -------            -------             ----------
October                               25.15              24.60                 896,135
November                              25.45              24.90                 334,777
December                              26.00              25.01               1,719,452

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation's Class AAA Preferred Shares, Series I (BPO.PR.I) as reported by the TSX from the date of listing on December 31, 2003:

                                         PRICE (C$)
                               ---------------------------
   MONTH                        HIGH                 LOW               VOLUME
----------                     -------             -------           ---------
December                       25.17                24.95             468,700

The Corporation's Class AAA Preferred Shares, Series J (BPO.PR.J) were listed on the TSX on April 30, 2004.

                             DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of the directors and officers of Brookfield, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting of Brookfield or until his successor is elected or appointed.

DIRECTORS

                                      Year first
                                       became a
Name, municipality of residence        director      Principal Occupation and Five-year Occupation History
-------------------------------       ----------     -------------------------------------------------------------------------
GORDON E. ARNELL                        1989         Mr. Arnell has been Chairman of the Corporation and Chairman of the Board
New York, New York                                   of Directors of the Corporation since 1995.

WILLIAM T. CAHILL (1)                   2000         Mr. Cahill has been a Senior Credit Officer, Citibank Community
Ridgefield, Connecticut                              Development since 2002. He has held various positions including Managing
                                                     Director at Citicorp Real Estate, Inc.; OREO 1996-2002.

RICHARD B. CLARK                        2002         Mr. Clark has been President and Chief Executive Officer of the
New York, New York                                   Corporation since 2002. He was President and CEO of the Corporation's
                                                     U.S. operations 2000-2002; held senior management positions in U.S.
                                                     operations for the Corporation and its predecessor companies including
                                                     Chief Operating Officer, Executive Vice President and Director of
                                                     Leasing.

JACK L. COCKWELL (2)                    1999         Mr. Cockwell has been Group Chairman of Brascan Corporation since 2003.
Toronto, Ontario                                     Prior thereto has was Co-Chairman, Brascan Corporation since 2002 and
                                                     President and Chief Executive Officer of Brascan Corporation from 1995-
                                                     2002.

J. BRUCE FLATT                          1996         Mr. Flatt is President and Chief Executive Officer of Brascan
Toronto, Ontario                                     Corporation since 2002. He was previously President and CEO of the
                                                     Corporation from 2000 and President and Chief Operating Officer 1995-2000.

LANCE LIEBMAN (2)(3)                    2003         Professor Liebman has been a Professor of Law at Columbia University
New York, New York                                   since 1991 and Director of the American Law Institute since 1999.

JOHN R. McCAIG (2)(3)                   1995         Mr. McCaig has been Chairman of Trimac Corporation, a provider of
Calgary, Alberta                                     services in highway transportation of bulk commodities since 1994.

PAUL D. MCFARLANE (1)(2)                1998         Mr. McFarlane is a corporate director. He retired from CIBC in
Mississauga, Ontario                                 December 2002 after more than 40 years of service in numerous branch, regional and head office positions, most recently as Senior Vice
                                                     President, Special Loans, from 1994 until retirement.

ALLAN S. OLSON (1)(3)                   1995         Mr. Olson has been President and CEO of First Industries Corporation,
Spruce Grove, Alberta                                an investment and management company, since 1991.

SAM POLLOCK, O.C. (3)                   1978         Mr. Pollock is President of a Canadian investment company. He was
Toronto, Ontario                                     Chairman of the Toronto Blue Jays 1995-2000.

WILLIAM C. WHEATON, PH.D.               2004         Professor Wheaton has been a Professor in MIT's Department of
Hamilton, Massachusetts                              Economics since 1972 and is the current director of the MIT Center for
                                                     Real Estate.

JOHN E. ZUCCOTTI                        1998         Mr. Zuccotti has been Co-Chairman of the Corporation and Co-Chairman
New York, New York                                   of the Board of Directors of the Corporation since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since
                                                     1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr.
                                                     Zuccotti was Deputy Chairman of the Corporation 1999-2002.

---------------------------
(1) Member of the Audit Committee

(2) Member of the Human Resources and Compensation Committee

(3) Member of the Governance and Nominating Committee

OFFICERS

--------------------------------------------------------------------------------
Name, municipality of
      residence         Position Held                Five-year Occupation History
----------------------  ----------------             ----------------------------
GORDON E. ARNELL        Chairman                               See above.
New York, New York

JOHN E. ZUCCOTTI        Co-Chairman                            See above.
New York, New York

RICHARD B. CLARK        President and                          See above.
New York, New York      Chief Executive Officer

DENNIS FRIEDRICH        President and Chief          Mr. Friedrich has held his present principal
New York, New York      Operating Officer, U.S.      occupation since 2003, prior to which he was
                        Commercial Operations        Executive Vice President and Chief Operating
                                                     Officer of the Corporation's New York-based
                                                     affiliate, Brookfield Financial Properties, since
                                                     2002, prior thereto he was Senior Vice President of
                                                     Strategic Initiatives since 2000, and prior to 2000
                                                     he was with Jones Lang LaSalle, a real estate
                                                     services firm.

THOMAS FARLEY           President and Chief          Mr. Farley has held his present principal
Calgary, Alberta        Operating Officer, Canadian  occupation since 2002, prior to which he was
                        Commercial Operations        Executive Vice President and Chief Operating
                                                     Officer of Brookfield's Canadian commercial
                                                     operations following four years as Senior Vice President,
                                                     Western Canada and six years in various senior
                                                     management positions at Brookfield and its
                                                     affiliates.

KATHLEEN G. KANE        Senior Vice President and    Ms. Kane has held her present principal occupation
New York, New York      General Counsel              since 2003, prior to which she was Senior Vice
                        Secretary                    President and General Counsel of the Corporation's
                                                     New York-based affiliate, Brookfield Financial
                                                     Properties, and prior to 1997, she was with the law
                                                     firm of Cahill Gordon & Reindel.

FREDERICK KELLY         Senior Vice President and    Mr. Kelly has held his present principal occupation
New York, New York      Chief Investment Officer     since 2003, prior to which he spent five years at
                                                     Merrill Lynch as a Director within the U.S.
                                                     Structured Finance and Origination Group, prior to
                                                     which he was a Vice President at The Chase
                                                     Manhattan Bank and its predecessor organizations
                                                     for nine years.

CRAIG J. LAURIE         Senior Vice President and    Mr. Laurie has held his present principal
New York, New York      Chief Financial Officer      occupation since 2003, prior to which he was Senior
                                                     Vice President, Finance for Brascan Corporation and
                                                     Senior Vice President and Chief Financial Officer
                                                     for Brascan Power Corporation. Prior to that, he
                                                     spent three years in various senior management
                                                     positions at Brascan and its affiliates. Prior to
                                                     1997, he was with Deloitte & Touche, LLP.

MELISSA J. COLEY        Vice President, Investor     Ms. Coley has held her present principal occupation
New York, New York      Relations and                since 2002, prior to which she was Vice President,
                        Communications               Artistic Director of Arts and Events/Marketing
                                                     since 1999, prior to which she was Manager, World
                                                     Financial Center Arts and Events since 1986.

P. KEITH HYDE           Vice President, Taxation     Mr. Hyde has held his principal occupation since 1988.
Toronto, Ontario

EMILEE SAMTANI          Vice President, Human        Ms. Samtani has held her present principal
New York, New York      Resources                    occupation since 2003, prior to which she was Human
                                                     Resources Director at Monster Worldwide since 2001,
                                                     and prior thereto she held various Human Resources
                                                     roles at Federated Department Stores.

T. NGA TRINH            Vice President and           Ms. Trinh has held her present principal occupation
New York, New York      Controller                   since 2002, prior to which she was Vice President,
                                                     Financial Management for the Corporation's Canadian
                                                     operations since 2000 and prior to 2000, she was
                                                     with the Taxation Services Group of Deloitte &
                                                     Touche LLP.

GORDON E. WIDDES        Vice President, Information  Mr. Widdes has held his present principal
Toronto, Ontario        Technologies                 occupation since 2002, prior to which he was Vice
                                                     President, Information Systems for the
                                                     Corporation's Canadian operations, and prior to
                                                     1998, he was with Spar Aerospace and Unicorp.

BRETT M. FOX            Assistant Secretary          Mr. Fox has held his present principal occupation
New York, New York                                   since 2003, prior to which he was Vice President
                                                     and Associate Counsel of the Corporation's New
                                                     York-based affiliate, Brookfield Financial
                                                     Properties, and prior to 2002, he was with the law
                                                     firm of Cahill Gordon & Reindel.

SHARE OWNERSHIP

As at the date hereof, the directors and senior officers of Brookfield own, directly or indirectly, or exercise control or direction over approximately 4.7 million common shares, representing 3% of the outstanding voting shares (see the information on page 2 of the Management Proxy Circular under the heading "Principal Holders of the Corporation's Voting Shares" which is incorporated by reference herein).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Messrs. John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer, and each a director of the Corporation, were officers of O&Y (U.S.) Development Company, L.P. ("O&Y") and several of its subsidiaries and affiliates at the time O&Y filed for bankruptcy protection. Pursuant to the Third Amended Joint Plan of Reorganization of Olympia & York Realty Corp., et al dated November 21, 1996, which plan was consummated, certain assets and liabilities of O&Y were transferred to Brookfield Financial Properties, L.P. (formerly known as World Financial Properties, L.P.).

                                LEGAL PROCEEDINGS

Brookfield is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Brookfield reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the Corporation's favor, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 4, 2004, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation or its affiliates.

At December 31, 2003, Brookfield had approximately $562 million of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. During 2003, borrowings in the normal course from these related parties totaled $351 million and repayments totaled $290 million.

In March 2004, the Corporation exercised an option granted in its favor in March 1997 to purchase certain lands which form part of BCE Place in Toronto from Brascan Corporation for aggregate consideration of approximately C$105 million. The purchase price consideration was paid in part through the issuance to Brascan Corporation of preferred shares in one of the Corporation's subsidiaries.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively "Deloitte & Touche") are the principal external auditors of the Corporation. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche has advised that it holds none of the Corporation's outstanding securities.

The transfer agent and registrar for the Corporation's Preference Shares and the Common Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for the Corporation's Common Shares in the United States is Mellon Investor Services LLC at its principal office in Mellon Investor Services, LLC, 85 Challenger Road Ridgefield Park, NJ 07087.

                           AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the charter is attached hereto as "Appendix D".

The Audit Committee is comprised of three directors, all of whom are independent directors: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane. In addition to being independent directors as described above, all members of the Corporation's Audit Committee must meet an additional "independence" test under the Sarbanes-Oxley Act, in that their director's fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. Each member of the audit committee is financially literate and Mr. Allan Olson is considered to be an "audit committee financial expert" within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

RELEVANT EDUCATION AND EXPERIENCE

Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies. Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.

Mr. Cahill acquired significant financial experience and exposure to accounting and financial issues in his capacities during his 20 years in real estate finance and asset and risk management, including as a senior credit officer at Citibank, N.A. Mr. Cahill holds a Bachelor of Arts degree in Urban Studies from Saint Peters College.

Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at Canadian Imperial Bank of Commerce. During the 16 years prior to his retirement in 2002, Mr. McFarlane was a senior credit officer at the vice president and senior vice president levels with global responsibly for large corporate and commercial credits.

PRE-APPROVAL POLICIES AND PROCEDURES

In February 2004, the Audit Committee of the Corporation's board of directors adopted a revised policy regarding the provision of non-audit services by the Corporation's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors' independence and requires Audit Committee pre-approval of permitted audit and audit-related services. The policy specifies a number of services which are not permitted to be preformed by the Corporation's external auditors, including the use of its external auditors for financial information system design and implementation assignments.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

Deloitte & Touche and its predecessors have served as external auditors of the Corporation since 1978. From time to time, Deloitte & Touche has provided consulting and other non-audit services to the Corporation and its subsidiaries.

The following table sets forth further information on the fees billed by Deloitte & Touche to the Corporation for the fiscal years ended December 31:

                  Service Performed                                      2003              2002
---------------------------------------------------------------------------------------------------
Audit Fees
   The Corporation's consolidated financial statements             $      477,200       $   529,100
   Property level financial statements                                    609,800           570,200
   Prospectuses                                                           116,600           100,000
Audit-Related Fees                                                          9,500             9,000
Tax Fees                                                                  340,000           460,000
---------------------------------------------------------------------------------------------------
Total                                                              $    1,553,100       $ 1,668,300
===================================================================================================

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax fees are for professional services rendered for tax compliance, tax advice and tax planning on certain transactions.

                             ADDITIONAL INFORMATION

Additional information relating to Brookfield Properties Corporation, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of Brookfield's securities, securities authorized for issuance under equity compensation plans and interests of management and others in material transactions, is set out in pages 8 through 15 of Brookfield's Management Proxy Circular dated March 4, 2004 (the "Management Proxy Circular"). Additional financial information relating to Brookfield is also provided in the consolidated financial statements for the year ended December 31, 2003 in Brookfield's Annual Report for the year ended December 31, 2003 ("2003 Annual Report"). Brookfield's 2003 Annual Report also contains, in pages 17 through 36, the Management's Discussion and Analysis of Brookfield's financial condition and results of operations for the year ended December 31, 2003 (the "MD&A"), which is incorporated herein by reference.

You may access other information about Brookfield, including the Corporation's disclosure documents, reports, statements or other information that Brookfield files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on Brookfield's Web site at www.brookfieldproperties.com.

Additional information relating to Brookfield will be provided to any person, upon request to the Secretary of the Corporation as follows:


      1. when securities of Brookfield are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Brookfield's securities,

            (a) one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

            (b) one copy of Brookfield's consolidated financial statements for the year ended December 31, 2003 together with the accompanying report of the auditor and one copy of any interim financial statements of Brookfield subsequent to the financial statements for the year ended December 31, 2003,

            (c) one copy of Brookfield's Management Proxy Circular dated March 4, 2004, and

            (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

      2.    at any other time, one copy of any document referred to in 1(a),
            (b), (c) and (d) above, provided that Brookfield may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Brookfield.

                            APPENDIX A - SUBSIDIARIES

      As of March 31, 2004, Brookfield beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield at March 31, 2004, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

---------------------------------------------------------------------------------------------------------------------------------
                                                       Percentage   Property (including Percentage Interest if less than 100%)
               Subsidiary                               Interest    /Line of Business
---------------------------------------------------------------------------------------------------------------------------------
Brookfield Properties Ltd.                                100%      Property Management and BCE Place, Bay-Wellington
                                                                    Tower and Canada Trust Tower (50%)
   BCE Place (Wellington) Limited                         100%      Head Lease, BCE Place, Bay Wellington Tower, Toronto
   Galleria Concourse Operations Inc                       75%      Head Lease, BCE Place, Retail and Parking, Toronto
   CT Tower Investments Inc.                               50%      Head Lease, BCE Place, Canada Trust Tower, Toronto
Brookfield Properties (US) Inc.                           100%      Holding Company
   Brookfield Commercial Properties Inc.                  100%      Holding Company
        Brookfield Properties (US) LLC                    100%      Property Management
        Brookfield Republic Plaza LLC                     100%      Republic Plaza, Denver
        Brookfield Denver Inc.                            100%      World Trade Center, Denver
        Brookfield CSBB Inc.                              100%      Colorado State Bank Building, Denver (50%)
        MCC Mortgage L.P.                                  98%      33 South 6th Street Minneapolis City Center, Minneapolis
        Brookfield Market Inc.                            100%      Gaviidae Common Phase I, Minneapolis
        DB Holdings, Inc./Brookfield DB Inc.              100%      Dain Rauscher Plaza, Minneapolis
                                                                    Gaviidae Common Phase II, Minneapolis
        Brookfield Retail Centers Inc.                    100%      Chicago Place, Chicago
   Brookfield Financial Properties, L.P.                 99.4%      Property Management and Holding Company
        WFP Tower A Co. L.P.                             99.4%      One World Financial Center, New York
        WFP Tower B Co. L.P.                             99.4%      Two World Financial Center, New York
        BFP Tower C Co. LLC                              99.4%      Three World Financial Center, New York (51%)
        WFP Tower D Co. L.P.                             50.7%      Four World Financial Center, New York
        BFP One Liberty Plaza Co. LLC                    99.4%      One Liberty Plaza, New York
        BFP 245 Park Co. LLC                             50.7%      245 Park Avenue, New York
        BFP 300 Madison II LLC                           99.4%      300 Madison Avenue, New York
        WFP 53 State Street Limited Partnership          50.7%      53 State Street, Boston
        WFP 75 State Street Co. L.P.                     50.7%      75 State Street, Boston
        BFP 1625 Eye Co. LLC                             99.4%      1625 Eye Street, Washington, D.C.
        BFP 701 9th Co. LLC                              99.4%      701 9th Street, Washington, D.C.
   West 31st Inc.                                         100%      Penn Station Site
BPO Properties Ltd.                                                 Holding Company
   70 York Street Limited                                  89%      HSBC Building, Toronto
   Exchange Tower Limited                                  89%      335 & 347 Bay Street, Toronto
                                                                    Bay Adelaide Centre, Toronto (50%)
        1452917 Ontario Limited/126 Ontario                89%      Queens Quay Terminal, Toronto
        Limited
        Brookfield Properties (ET) Ltd.                    89%      Exchange Tower Block, Toronto (50%)
        1464255 Ontario Limited                            89%      Hudson's Bay Centre, Toronto (25%)
        1450779 Ontario Limited                            89%      20-22 Front Street West, Toronto
        1523605 Ontario Limited                            89%      105 Adelaide Street West, Toronto
        2012769 Ontario Limited                            89%
             The Atrium On Bay Inc.                      44.5%      Atrium On Bay, Toronto (50%)
        Bay Street Canada Holdings Company               45.4%
        Brookfield Properties (Vancouver) Ltd./3744469     89%      Royal Centre, Vancouver
          Canada Ltd./3843863 Canada Ltd.
        Brookfield Properties (Bankers Hall) Ltd.          89%      Bankers Hall, Calgary (50%)
        Brookfield Properties (RBB) Ltd.                   89%      Royal Bank Building, Calgary (50%)
        PCC Properties (Calgary) Ltd.                      89%      Petro-Canada Center, Calgary (50%)
        Fifth Avenue Place (Calgary) Ltd.                  89%      Fifth Avenue Place, Calgary (50%)
Brookfield FMS Ltd.                                       100%      Holding Company
   Brookfield Lepage Johnson Controls Facility             40%      Facilities Management
     Management Services Limited Partnership
Brookfield Homes Holdings Ltd                             100%      Holding Company
   Carma Corporation                                      100%      Land Development and Housing Company
   Brookfield Homes (Ontario) Limited                     100%      Land Development and Housing Company
Brookfield Residential Services Ltd.                      100%      Condominium Management

\
                  APPENDIX B-COMMERCIAL PROPERTIES BY REGION

                                                                                            Effective  Brookfield's
                              Number of                            Retail/    Leasable      Ownership  Effective
As at March 31, 2004          Properties  Leased    Office         Other        Area        Interest   Interest
-------------------------------------------------------------------------------------------------------------------
                                               %  000's sq.ft.  000's sq.ft.  000's sq.ft.          %  000's sq.ft.
NEW YORK
World Financial Center
   One                             1       99.8%     1,520          108         1,628          100%         1,628
   Two                             1      100.0%     2,455           36         2,491          100%         2,491
   Four                            1      100.0%     1,711           89         1,800          100%           917
   Retail                                  62.8%        --          295           295          100%           295
One Liberty Plaza                  1       95.3%     2,194           20         2,214          100%         2,214
300 Madison Avenue                 1       99.1%     1,089            5         1,094          100%         1,094
245 Park Avenue                    1       97.2%     1,630           62         1,692           51%           863
Developments
   Three World Financial           1         --      1,200           --         1,200           51%         1,200
   Center
   Penn Station                    1         --      2,500           --         2,500          100%         2,500
   Other                           1      100.0%        --            7             7           50%             4
=================================================================================================================
                                   9       97.9%    14,299          622        14,921                      13,206
BOSTON
53 State Street                    1       98.1%     1,091           70         1,161           51%           592
75 State Street                    1       97.0%       742          260         1,002           51%           511
=================================================================================================================
                                   2       97.7%     1,833          330         2,163                       1,103
WASHINGTON
1625 Eye Street, N.W.              1       52.9%       374          197           571          100%           571
701 9th Street, N.W.               1      100.0%       340          207           547          100%           547
=================================================================================================================
                                   2       75.8%       714          404         1,118                       1,118
TORONTO
BCE Place
   Canada Trust Tower              1      100.0%     1,126           17         1,143           50%           572
   Bay Wellington Tower            1       93.3%     1,297           42         1,339          100%         1,339
   Retail, parking and office      2       99.6%       137          809           946           75%           705
Exchange Tower Block               2       96.5%     1,136          257         1,393           58%           812
HSBC Building                      1       99.7%       188           37           225          100%           225
Queen's Quay Terminal              1       90.4%       428           75           503          100%           503
Atrium on Bay                      1       92.8%       914          327         1,241           50%           621
Other                              1      100.0%       231           --           231           50%           116
Developments
   Bay-Adelaide Centre             1         --      1,800           --         1,800           50%           900
   Hudson's Bay Centre             1         --        535          557         1,092           25%           273
   BCE Place III                   1         --        800           --           800           65%           520
=================================================================================================================
                                  13       95.7%     8,592        2,121        10,713                       6,586
CALGARY
Bankers Hall                       3       97.4%     1,948          750         2,698           50%         1,349
Fifth Avenue Place                 2       99.1%     1,428          253         1,681           50%           841
Petro-Canada Centre                2       97.8%     1,707          245         1,952           50%           976
=================================================================================================================
                                   7       98.0%     5,083        1,248         6,331                       3,166
DENVER
Republic Plaza
   Office                          1       79.9%     1,247           --         1,247          100%         1,247
   Development and other           1         --        400          548           948          100%           948
Trade Center                       2       84.6%       767           43           810          100%           810
Colorado State Bank Building       1       92.6%       412           --           412           50%           206
=================================================================================================================
                                   5       83.5%     2,826          591         3,417                       3,211
MINNEAPOLIS
33 South Sixth Street              2       71.0%     1,082          695         1,777          100%         1,777
Dain Plaza                         2       90.4%       593          638         1,231          100%         1,231
=================================================================================================================
                                   4       79.1%     1,675        1,333         3,008                       3,008
OTHER
Royal Centre, Vancouver            1       87.3%       493          360           853          100%           853
Other                              4       88.7%     2,607          315         2,922          100%         2,922
=================================================================================================================
                                   5       87.9%     3,100          675         3,775                       3,775
-----------------------------------------------------------------------------------------------------------------
Total portfolio                   47       93.9%    38,122        7,324        45,446                      35,173
Less: other shareholders'
   interests                                                                                               (1,068)
=================================================================================================================
Brookfield's net effective
   ownership interest                                                                                      34,105
=================================================================================================================

     APPENDIX C-SELECTED CONSOLIDATED FINANCIAL INFORMATION


FIVE YEAR SUMMARY
Years ended at December 31 (audited)
----------------------------------------------------------------------------------------------------------------
                                                              Pro Forma(1)
US Millions, except per share information              2003       2002        2002       2001     2000    1999
----------------------------------------------------------------------------------------------------------------
ASSETS
Commercial properties                                $ 6,297    $  5,661    $  5,661  $  5,802  $ 6,368  $ 5,930
Development properties                                   684         944         944       575      537      363
Receivables and other                                    717         769         769       847    1,017     1028
Marketable Securities                                    267          --          --        --       --       --
Cash and cash equivalents                                132          76          76       195      201      214
Assets of Brookfield Homes Corporation                    --          --         879       872      762      756
----------------------------------------------------------------------------------------------------------------
                                                     $ 8,097    $  7,450    $  8,329  $  8,291  $ 8,885  $ 8,291
================================================================================================================
LIABILITIES
Commercial property debt                             $ 4,537    $  4,588    $  4,588  $  4,606  $ 4,702  $ 4,139
Accounts payable and other liabilities                   563         429         429       460    1,031    1,103
Liabilities of Brookfield Homes Corporation               --          --         556       583      549      482

SHAREHOLDERS' INTERESTS
Interests of others in properties                         81          84          84       113      159      326
Preferred shares - subsidiaries and corporate          1,001         579         579       585      607      607
Convertible debentures                                    --          --          --        --       50      251
Common shares                                          1,915       1,770       2,093     1,944    1,787    1,383
----------------------------------------------------------------------------------------------------------------
                                                     $ 8,097    $  7,450    $  8,329  $  8,291  $ 8,885  $ 8,291
================================================================================================================

REVENUE, FUNDS FROM OPERATIONS AND NET INCOME FROM CONTINUING OPERATIONS
Revenue                                              $ 1,363                $  1,372  $  1,428  $ 1,369  $ 1,267
Funds from operations (FFO) and gains                    460                     374       334      268      213
Net income                                               279                     236       202      140      125
FFO and gains per common share - diluted             $  2.78                $   2.18  $   1.92  $  1.56  $  1.23
FFO per common share prior to lease termination
   income and gains - diluted                        $  2.15                $   1.87  $   1.63  $  1.45  $  1.12
Net income per common share - basic                  $  1.64                $   1.35  $   1.12  $  0.77  $  0.67
                            - diluted                $  1.63                $   1.34  $   1.12  $  0.76  $  0.67
NET INCOME INCLUDING DISCONTINUED OPERATIONS             279                     280       241      170      153

DIVIDENDS PAID PER SHARE
Class A preferred shares (C$)                        $0.1875                $ 0.1875  $ 0.1875  $0.1875  $0.1875
Class AA, Series E preferred shares(C$)              $0.8202                $ 0.7272  $ 1.1009  $1.2549  $1.1282
Class AAA, Series A preferred shares (C$)                 --                $ 1.6521  $   2.25  $  2.25  $  2.25
Class AAA, Series B preferred shares (C$)                 --                $ 1.6521  $   2.25  $  2.25  $  2.25
Class AAA, Series C preferred shares (C$)            $1.2356                $   2.00  $   2.00  $  2.00  $  2.00
Class AAA, Series D preferred shares (C$)            $1.2356                $   2.00  $   2.00  $  2.00  $  2.00
Class AAA, Series F preferred shares (C$)            $  1.50                $ 0.3986        --       --       --
Class AAA, Series G preferred shares (US$)           $0.7237                      --        --       --       --
Class AAA, Series H preferred shares (C$)            $0.3033                      --        --       --       --
Common shares(2) (US$)                               $  0.50                $   0.40  $   0.33  $  0.25  $  0.21
================================================================================================================

(1) Reflects the distribution of Brookfield Homes Corporation, completed on January 6, 2003.

(2) Effective September 1, 2001, dividends declared in US$. The 2003 common share dividend excludes the distribution of Brookfield Homes Corporation.

QUARTERLY REVENUE AND NET INCOME FROM CONTINUING OPERATIONS
Three months ended (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                              2003                                   2002
                                              -------------------------------------   ---------------------------------------
US Millions, except per share information     DEC. 31   SEPT. 30   JUNE 30  MAR. 31   Dec. 31   Sept. 30  June 30     Mar. 31
-----------------------------------------------------------------------------------------------------------------------------
Revenue and gains                             $   447   $   320    $   301  $   295   $   385    $  318     $   324  $    345
Funds from operations and gains                   193        91         90       86        81       100          81       112
Net income                                        126        50         53       50        50        64          50        72
Net income per common share - diluted         $  0.75   $  0.29    $  0.30  $  0.29   $  0.29    $ 0.35     $  0.28  $   0.42
=============================================================================================================================

SEGMENTED INFORMATION
Years ended December 31 (audited)
--------------------------------------------------------------------------------------------------------------------------
                                           United States                    Canada                        Total
                                     -------------------------   ---------------------------   ---------------------------
(Millions)                            2003     2002      2001      2003       2002      2001     2003      2002       2001
--------------------------------------------------------------------------------------------------------------------------
Assets
Commercial properties                $4,842  $ 4,430   $ 4,392   $ 1,455   $ 1,231   $ 1,410   $ 6,297   $ 5,661   $ 5,802
Development properties                  373      711       374       311       233       201       684       944       575
Receivables and other                   334      301       428       383       468       419       717       769       847
Marketable securities                    --       --        --       267        --        --       267        --        --
Cash and cash equivalents               101       72       195        31         4        --       132        76       195
Assets of Brookfield Homes               --      879       872        --        --        --        --       879       872
--------------------------------------------------------------------------------------------------------------------------
                                     $5,650  $ 6,393   $ 6,261   $ 2,447   $ 1,936   $ 2,030   $ 8,097   $ 8,329   $ 8,291
==========================================================================================================================

                                           United States                Canada                        Total
                                        --------------------   -------------------------   --------------------------
(Millions)                              2003    2002    2001    2003     2002      2001     2003     2002       2001
---------------------------------------------------------------------------------------------------------------------
Commercial property operations
Rental revenues                         $678   $  687  $ 688   $  298   $  256   $   319   $  976   $  943   $  1,007
Lease termination income and gains        97       --     25        3       60        30      100       60         55
Expenses                                 244      240    254      135      103       136      379      343        390
---------------------------------------------------------------------------------------------------------------------
                                         531      447    459      166      213       213      697      660        672
=====================================================================================================================
Land and housing
Revenues                                  30      157    181      195      164       143      225      321        324
Expenses                                  27      156    180      167      143       124      194      299        304
---------------------------------------------------------------------------------------------------------------------
                                           3        1      1       28       21        19       31       22         20
=====================================================================================================================
Other revenues                            25        9     17       37       39        25       62       48         42
---------------------------------------------------------------------------------------------------------------------
Net operating income                     559      457    477      231      273       257      790      730        734
Interest expense                         212      235    250       53       49        78      265      284        328
Administrative and development            20       18     22       24       24        22       44       42         44
Interests of others in properties          2        7      5       19       23        23       21       30         28
---------------------------------------------------------------------------------------------------------------------
Income before undernoted                 325      197    200      135      177       134      460      374        334
Depreciation and amortization             54       52     48       25       28        28       79       80         76
---------------------------------------------------------------------------------------------------------------------
Income before unallocated costs          271      145    152      110      149       106      381      294        258
Taxes and other non-cash items                                                                102       58         56
---------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                                         279      236        202
=====================================================================================================================
Income from discontinued operations                                                            --       44         39
---------------------------------------------------------------------------------------------------------------------
Net income                                                                                 $  279   $  280   $    241
---------------------------------------------------------------------------------------------------------------------
Acquisitions (dispositions) of real     $(24)  $    2  $ (97)  $  (26)  $ (116)  $   (40)  $  (50)  $ (114)  $   (137)
estate, net
Commercial property tenant                13       36     24       13       13        26       26       49         50
improvements
Development and redevelopment            167      195     75        7       11        26      174      206        101
investments
Capital expenditures                       7        7      6        9        9         8       16       16         14
=====================================================================================================================

                      APPENDIX D - AUDIT COMMITTEE CHARTER

A committee of the board of directors of the Corporation to be known as the Audit Committee (the "Committee") shall have the following terms of reference:

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the board of directors of the Corporation (the "Board") shall appoint from its number three or more directors (the "Members" and each a "Member") to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)   require the auditor to report directly to the Committee;

(b) review and evaluate the auditor's independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(c) where appropriate, recommend to the Board that the shareholders terminate the auditor;

(d) when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(e) review the terms of the auditor's engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)   at least annually, obtain and review a report by the auditor describing:

          -     the auditor's internal quality-control procedures; and

          - any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(g) at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)   review and evaluate the lead partner of the auditor;

(i) ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(j) meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

      -     planning and staffing of the audit;

      - any material written communications between the auditor and management;

      - whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

      - the extent to which the auditor is satisfied with the nature and scope of its examination;

      - whether or not the auditor has received the full co-operation of management of the Corporation;

      - the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

      - the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

      - all critical accounting policies and practices to be used by the Corporation;

      - all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

      - any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management's response;

      - and any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934.

(k) pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this ability to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l) resolve any disagreements between management and the auditor regarding financial reporting;

(m) review, and, where appropriate, recommend for approval by the Board, the following:

      (i) audited annual financial statements, in conjunction with the report of the external auditor;

      (ii)  interim financial statements;

      (iii) annual and interim management's discussion and analysis of financial condition and results of operation;

      (iv)  reconciliations of the annual or interim financial statement; and

      (v) all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

(n) discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of "pro forma" or "adjusted" non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o) review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements;

(p) review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q) review the effectiveness of management's policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r) review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s) meet privately with the person responsible for the Corporation's internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t) review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation's internal audit and review the significant reports to management prepared by the internal auditor and management's responses;

(u) review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of these procedures;

(v) review periodically, the Corporation's policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(w)   review periodically, the status of taxation matters of the Corporation;

(x) set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y) review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

(z)   consider other matters of a financial nature as directed by the Board.

REPORTING

The Committee will regularly report to the Board on:

      -     the auditor's independence;

      - the performance of the auditor and the Committee's recommendations regarding its reappointment or termination;

      -     the performance of the internal audit function department;

      - the adequacy of the Corporation's internal controls and disclosure controls;

      - its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation's financial statements, including any issues with respect to the quality or integrity of the financial statements;

      - its review of any other public disclosure document including the annual information form and the annual and interim management's discussion and analysis of financial condition and results of operations;

      - the Corporation's compliance with legal and regulatory requirements, particularly those related to financial reporting; and

      - all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation's web site and the annual report of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the Board's approval at any time and has the authority to determine any such advisor's fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee's responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

"INDEPENDENT DIRECTOR" means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director who:

      (i) is an employee, or whose immediate family member is an executive officer of the Corporation is not independent until three years after the end of such employment relationship;

      (ii) is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

      (iii) is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment of the auditing relationship;

      (iv) is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company's compensation committee is not independent until three years after the end of such service or the employment relationship; and

      (v) is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company's consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

            (a) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees, and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

            (b) be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

"FINANCIALLY LITERATE" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

"AUDIT COMMITTEE FINANCIAL EXPERT" means a person who has the following attributes:

      (a) an understanding of generally accepted accounting principles and financial statements;

      (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

      (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

      (d) an understanding of internal controls and procedures for financial reporting; and

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      (e)   an understanding of audit committee functions;

acquired through any one or more of the following:

            (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

            (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

            (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.

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